Exhibit 99.25

Suite 310 – 606 4th Street SW Calgary, Alberta T2P 1T1 Phone 403 233-2801 Fax 403 233-2857

April 2, 2007

British Columbia Securities Commission (via SEDAR)
Alberta Securities Commission (via SEDAR)
Saskatchewan Securities Commission (via SEDAR)
Manitoba Securities Commission (via SEDAR)
Ontario Securities Commission (via SEDAR)
Quebec Securities Commission (via SEDAR)
Nova Scotia Securities Commission (via SEDAR)
Prince Edward Island Securities Commission (via SEDAR)
Newfoundland Securities Commission (via SEDAR)

Dear Sirs:

Re:                               Canadian Superior Energy Inc.
Annual & Special Meeting of Shareholders
To be Held on April 27, 2007

In our capacity as the Agent for Canadian Superior Energy Inc., we are pleased to enclose herewith our Affidavit of Mailing with respect to the annual and special meeting material, which was mailed to the shareholders of Canadian Superior Energy Inc.

We trust this is satisfactory.

Yours truly,

“Kirsten Dillon”
Kirsten Dillon
Account Manager

cc:                                 Canadian Superior Energy Inc.
Attn: Roger Harman

DECLARATION AS TO MAILING

PROVINCE	)	IN THE MATTER OF CANADIAN SUPERIOR ENERGY INC. (“CORPORATION”)
OF	)	THE ANNUAL& SPECIAL MEETING OF SHAREHOLDERS
ALBERTA	)	TO BE HELD APRIL 27, 2007.

I KIRSTEN DILLON, OF THE CITY OF CALGARY IN THE PROVINCE OF ALBERTA, DO SOLEMNLY DECLARE AS FOLLOWS:

1.                                      I AM AN EMPLOYEE OF VALIANT TRUST COMPANY AND AS SUCH, HAVE KNOWLEDGE OF THE MATTERS HEREINAFTER DECLARED.

2.                                      ON APRIL 2, 2007, I CAUSED TO BE MAILED IN A FIRST CLASS PREPAID ENVELOPE ADDRESSED TO EACH OF THE PERSONS OR FIRMS WHO ON MARCH 27, 2007, WERE THE REGISTERED HOLDERS OF COMMON SHARES OF THE CORPORATION, COPIES OF EXHIBITS “A” THROUGH “D”;

a)              a copy of the NOTICE OF ANNUAL & SPECIAL MEETING OF SHAREHOLDERS marked EXHIBIT “A” and identified by me;

b)              a copy of the INFORMATION CIRCULAR marked EXHIBIT “B” and identified by me;

c)              a copy of the INSTRUMENT OF PROXY marked EXHIBIT “C” and identified by me;

d)              a RETURN ENVELOPE marked EXHIBIT “D” and identified by me.

3.                                       I FURTHER CONFIRM THAT COPIES OF EXHIBITS “A” THROUGH “C”; AS NOTED IN ITEM 2 ABOVE, WERE SENT BY COURIER ON APRIL 2, 2007 TO EACH INTERMEDIARY HOLDING COMMON SHARES OF THE CORPORATION WHO RESPONDED TO THE SEARCH PROCEDURES PURSUANT TO CANADIAN SECURITIES ADMINISTRATORS’ NATIONAL INSTRUMENT 54-101 REGARDING SHAREHOLDER COMMUNICATION.

AND I MAKE THIS SOLEMN DECLARATION CONSCIENTIOUSLY BELIEVING IT TO BE TRUE AND KNOWING THAT IT IS OF THE SAME FORCE AND EFFECT AS IF MADE UNDER OATH AND BY VIRTUE OF THE CANADA EVIDENCE ACT.

DECLARED BEFORE ME AT THE CITY OF
CALGARY IN THE PROVICE OF ALBERTA
THIS 2ND DAY OF APRIL 2007.

“PHILIP MENARD”	“KIRSTEN DILLON”
COMMISIONER OF OATHS IN AND FOR	KIRSTEN DILLON
THE PROVINCE OF ALBERTA
My commission expires on March 4, 2010